UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Thuzio, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 12, 2011

Physical address of issuer
114 W. 26th Street, 5th Floor
New York, NY 10001

Website of issuer
https://www.thuzio.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$600,960

Deadline to reach the target offering amount
April 30, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$264,720	$694,996
Cash & Cash Equivalents	$51,033	$294,085
Accounts Receivable	$157,310.00	$234,590
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,667,891	$3,206,845
Cost of Goods Sold	$1,829,452	($2,251,065)
Taxes Paid	$0	$0
Net Income	($1,040,990)	($4,482,432)

See additional details in disclosure in financial statements attached as Exhibit C.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jared Augustine
_____
(Signature)

Jared Augustine
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jared Augustine
_____
(Signature)

Jared Augustine
_____
(Name)

Director
_____
(Title)

February 12, 2020
_____
(Date)

/s/Mark Gerson
_____
(Signature)

Mark Gerson
_____
(Name)

Director
_____
(Title)

February 12, 2020
_____
(Date)

/s/Tiki Barber
_____
(Signature)

Tiki Barber

(Name)

Director

(Title)

February 12, 2020

(Date)

/s/Heath Freeman

(Signature)

Heath Freeman

(Name)

Director

(Title)

February 12, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

February 12, 2020

Thuzio, Inc.



Up to $600,960 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Thuzio, Inc. ("**Thuzio**", the "**Company**," "**we**," "**us**", or "**our**"), the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $600,960 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $600,960.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the **"Investment Company Act"**)(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at thuzio.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/thuzio

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Thuzio, Inc. is a Delaware corporation, incorporated on December 12, 2011.

The Company is located at 114 W. 26th Street, 5th Floor, New York, NY, USA, 10001.

The Company's website is thuzio.com.

The Company conducts business in California, Florida, Georgia, Illinois, Massachusetts, New York, Pennsylvania, Texas and Washington D.C.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/thuzio and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Units of Crowd SAFEs being offered	600,960
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	600,960*
Purchase price per Security	1.00 per Unit
Minimum Individual Purchase Amount	$100 +
Offering deadline	April 30, 2020
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 33.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$600,960.00	$36,057.60	$564,902.40

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The CEO is paid a high salary. While the Company believes that the CEO's salary is reasonable and within market, the Company's CEO may be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Management will be further diluted by this offering and its concurrent Regulation D offering.

Accounts payable and receivable are significant cash outlays of the business compared to monthly profits and cash on hand. If the Company fails to meet its obligations, and fails to raise outside capital, it could face liquidity issues. The Company must therefore continue to closely monitor its accounts payables and receivables during every billing cycle, or access further sources of financing in order to allay this risk. Further sources of financing may either dilute investors in this offering or have a senior lien on the Company's assets, which would be repaid over investors in this offering in the event of a liquidation.

The company was formed out of a recapitalization and spin out of a pre-existing entity, which raised $22m before the spin out. The Company effected the spin out because the two businesses have different business models and financing profiles. The Company's management and many of its existing investors continue to have interests in the other business.

Revenue growth has been relatively flat over the last 12 – 18 months following the company's spin out. The company also faced a fall in bookings and overall ticket sales in 2018. As such, the business has shown negative trends in certain metrics in the recent past. During this period, the company has been focusing on improving margins, and has been successful in significantly expanding event gross margins from ~4% in 2017 to 40% in 2019. However, without an increase in topline revenues, the Company may not be able to grow its valuation any further. While the company's current strategy is to use proceeds from this offering for expansion, there can be no guarantee it will be able to do so.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle.

A sales cycle is the period between initial contact with a prospective customer and any sale of its sports media and events. The sales process involves educating customers about the Company's sports media and events, participating in extended sports media and events evaluations and configuring the sports media and events to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 3-12 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Combined Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Combined Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor in this Offering to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has approximately $48,000 in cash balances as of February 4, 2020. This equates to approximately 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company has generated net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $25,746,793 from its inception through the end of 2019's fiscal year. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable revenue sources resulting from its video and audio content, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation of the Company could decline.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive sports media and events space. Additionally, the product may be in a market where customers will not have brand loyalty, which may inhibit the Company's ability to grow its brand.

Cyclical and seasonal fluctuations in the economy, in sports media and events may have an effect on the Company. Both cyclical and seasonal fluctuations in sports media and events may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Not all of the founders or key employees are currently working full time for the Company. One of the Company's founders, owns and has funded a significant portion of the business, but does not work full time for the Company or manage the day-to-day operations of the business.

The Company's existing Series B Preferred Stock holders, who invested approximately $450,000 in a prior financing, have a 1x redemption right. Shares of Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. If the redemption price is not paid in full within 60 days of the redemption request, interest shall accrue on the outstanding amount at a rate of 8% per annum, subject to increase by 4% per annum every 6 months until the entire redemption price has been paid in. As an investor in SAFEs, you will not have a redemption right, even if your SAFEs convert into shares of the Company's preferred stock. As such, other investors in the Company will have greater opportunities for liquidity and may have the ability to exit before you. If the Company's Series B Preferred Stockholders elect to exercise their redemption right, it may significantly impact the Company's cash balance and assets.

The reviewing CPA has included a "going concern" note in the reviewed financials.
The Company has incurred losses from inception of $25,746,793 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable revenue sources resulting from its video and audio content, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's financial statements have not been audited. Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or other financial information on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the

Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may

have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL

ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Thuzio is a sports events & media company dedicated to live inspirational sports storytelling. We celebrate renowned athletes and sports moments, showcasing the shared values of sports, life, and business. We give sports fans the opportunity to meet and learn from their sports heroes. Our invitation-only event series provides access to sports icons in premium hospitality settings, designed specifically for business audiences. Picture an important client or business partner. Think of a favorite sports team or legendary players from that team. Now imagine inviting those clients to an event where they can meet those players and hear their stories firsthand. Thuzio is a sports events and media company attacking the age-old problem of winning time with top clients and prospects. Our solution: a national event series, featuring live sports storytelling from sports icons, in a premium hospitality setting designed for a business audience. Thuzio provides unique and sophisticated sports content, in a professional and premium environment and in an easy to access corporate membership and event format.

Business Plan

Product Overview

We is a sports events and media company that produces an athlete speaker series featuring live sports storytelling with professional athletes and sports personalities, for a private membership community.

• When and Where: Thuzio events are designed for convenience, hosted on weekday evenings for 2-3 hrs at private event spaces in and around business centers.

• Content: We feature sports icons in documentary-style interviews with professional members of the sports media. The conversation is focused on the shared values of sports, life, and business, such as leadership, teamwork, and performance.

• Media Assets: Resulting in video, audio, and editorial assets.

• Attendees: Invitation only; ~100-150 attendees.

• Geographies: In 2019, we hosted 50+ events across 10 U.S. cities, including activations at the Super Bowl, NBA ASW, Masters, and NFL Draft.

Benefits for Members:

• An experiential product that helps you win time with your most important clients

• Unique and premium experience

• Easy to say "yes" - right after work, nearby, low effort

• Cost effective -- all-inclusive and easy to budget

• Easy to administer for teams

Benefit for Brands:

• Sports content with an inspirational, celebratory theme

 • Reach an influential and affluent audience of sports fans

• Target by region, sport, and/or leadership theme

Business Model

• Thuzio makes money the same way as professional teams: selling tickets and sponsorship against events and media.

• Thuzio customers can be broadly defined as the businesses and brands that purchase premium tickets and sponsorship with professional teams. Key industries include: Banking, Consulting, Real Estate, Law, Technology, and Media.

• Members/Tickets: Enterprise sales teams and individuals purchase a membership with Thuzio, providing access to a Thuzio events.

• Sponsors: B2B and luxury brands leverage Thuzio to reach a targeted audience of affluent sports consumers who are also business decision makers.

• Custom Events are also available on-demand.

• Customers: Thuzio has 200+ active corporate accounts, including customers from 7 top 10 U.S. banks, 6 top U.S. consulting firms, and 4 top U.S. B2B SaaS companies. Approximately 70%+ of 2019 total contract value has come from repeat customers.

Testimonials*

"Thuzio creates unique, engaging experiences in a bespoke manner, creating opportunities to entertain High Net Worth clientele." - UBS

"They've got a great audience. They've got great athletes. Very bespoke events. Really a great match for our brand." - Belvedere

"Thuzio has been an excellent partner of Metlife. They worked with us to find solutions that made sense for our business. The events that they run are first-class and turnkey for their clients." - Metlife

*These companies were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered as investment advice.

The Company's Products and/or Services

Product / Service	Description	Current Market
National event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience	Sports events & media company celebrating renowned athletes and sports moments	Corporations and companies, business professionals, athletes, and brands

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The sports industry for North America is valued at $70B and almost $11B is spent annually on premium seating, primarily by business customers. Thuzio is competing for a share of this market. We compete with the teams, leagues, and other sports properties for sports entertainment and marketing spend. However, we believe that as long as the clients of our members wish to meet the athletes they admire, we have a winning product. As we continue to scale our physical and digital audience, Thuzio will offer a unique and integrated solution for brands seeking to reach the affluent and influential sports fan. Even at our early stage, we believe we have established strong and difficult to replicate, talent and venue networks, putting any copy-cats at a severe disadvantage.

Intellectual Property

The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

None.

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4,364,156	Thuzio	9/25/2012	06/04/2013	U.S.A.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$36,057.60
Hiring	30.00%	$7,500	30.00%	$180,288
Content development	15.00%	$3,750	15.00%	$90,144
Web/App development	9.00%	$2,250	9.00%	$54,086.40
Working capital	40.00%	$10,000	40.00%	$240,384
Total	**100.00%**	**$25,000**	**100.00%**	**$600,960**

Hiring – The Company intends to hire a Marketing Manager, Social Video Producer, Sales - Director level;

Content development - The Company intends to build out of a CMS for our video storage and distribution. Showcase of our video library via our web application. Resourcing post-production to ensure quality.

Web/App development - The Company intends to develop new web app built on Wordpress (w/ a contractor developer) enabling sharing of video content and member event access controls.

Working capital - The Company intends to use general capital for event COGS and running the business.

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tiki Barber	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): provides strategic guidance to the Company as an active board member, specifically on talent, content, and media	University of Virginia
Mark Gerson	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): voice for the Company on vision, strategy, and growth	Williams College

| Jared Augustine | Co-Founder, CEO, Director (March 2012 - present) | CEO (March 2012 - present): organizes the vision for Thuzio, and is responsible for execution. | University of Delaware |
| Heath Freeman | Director (December 2017 – present) | President of Alden Global Capital: manages an investment advisory firm. | Duke University |

Indemnification

Indemnification is authorized by the Company to directors, officers and/or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 10 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	1,068,525
Voting Rights	Yes; Holders of common shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The issuance of additional shares of common stock may dilute all outstanding and prospective shareholders and other equity holders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such security.	2.2986%

Type of security	Preferred Stock
Amount outstanding/Face Value	30,104,813
Voting Rights	Yes; Holders of preferred shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	As more fully set forth in the Company's restated certificate, the Company's preferred stock carries a 1x liquidation preference over the Company's common stock; is convertible into shares of the Company's common stock; and has special rights to approve certain material company actions, such as certain amendments to the Company's restated certificate. In addition, certain holders of preferred stock have, among other things, special rights to participate in future company financings. Shares of the Company's Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. The issuance of additional shares of preferred stock may dilute all outstanding or prospective shareholders and other equity holders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such securities.	64.7621%

Type of security	Options to Purchase Common Stock
Amount outstanding/Face Value	15,311,912
Voting Rights	Yes; Holders of common shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The issuance of additional options may dilute all outstanding or prospective shareholders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such securities.	32.9393%

Type of security	Series A Preferred Stock
Amount outstanding/Face Value	2,634,279
Voting Rights	Yes; Holders of preferred shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	As more fully set forth in the Company's restated certificate, the Company's preferred stock carries a 1x liquidation preference over the Company's common stock; is convertible into shares of the Company's common stock; and has special rights to approve certain material company actions, such as certain amendments to the Company's restated certificate. In addition, certain holders of preferred stock have, among other things, special rights to participate in future company financings. The issuance of additional shares of preferred stock may dilute all outstanding or prospective shareholders and other equity holders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such securities.	5.6669%

Type of security	Series B Preferred Stock
Amount outstanding/Face Value	5,375,576
Voting Rights	Yes; Holders of preferred shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	As more fully set forth in the Company's restated certificate, the Company's preferred stock carries a 1x liquidation preference over the Company's common stock; is convertible into shares of the Company's common stock; and has special rights to approve certain material company actions, such as certain amendments to the Company's restated certificate. In addition, certain holders of preferred stock have, among other things, special rights to participate in future company financings. Shares of the Company's Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. The issuance of additional shares of preferred stock may dilute all outstanding or prospective shareholders and other equity holders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such securities.	11.5640%

Type of security	Series B-1 Preferred Stock
Amount outstanding/Face Value	15,849,607
Voting Rights	Yes; Holders of preferred shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	As more fully set forth in the Company's restated certificate, the Company's preferred stock carries a 1x liquidation preference over the Company's common stock; is convertible into shares of the Company's common stock; and has special rights to approve certain material company actions, such as certain amendments to the Company's restated certificate. In addition, certain holders of preferred stock have, among other things, special rights to participate in future company financings. The issuance of additional shares of preferred stock may dilute all outstanding or prospective shareholders and other equity holders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such securities.	34.0960%

Type of security	Series B-2 Preferred Stock
Amount outstanding/Face Value	6,245,351
Voting Rights	Yes; Holders of preferred shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	As more fully set forth in the Company's restated certificate, the Company's preferred stock carries a 1x liquidation preference over the Company's common stock; is convertible into shares of the Company's common stock; and has special rights to approve certain material company actions, such as certain amendments to the Company's restated certificate. In addition, certain holders of preferred stock have, among other things, special rights to participate in future company financings. The issuance of additional shares of preferred stock may dilute all outstanding or prospective shareholders and other equity holders of the Company.
Percentage ownership of the Company on a fully-diluted basis by the holders of such securities.	13.4351%

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership on a fully-diluted basis
United States Investment Partners LLC ("USIP"); Mark Gerson	500,000 shares of Common Stock are held by USIP and 225,000 are held by Mark Gerson, the beneficial owner of USIP, 445,970 shares of Series A Preferred Stock are held by USIP, 11,469,839 shares of Series B-1 Preferred Stock are held by USIP, and 787,879 shares of Series B-2 Preferred Stock are held by USIP	USIP holds approximately 28% of the Company on a fully-diluted basis; Mark Gerson holds approximately 0.48% of the Company on a fully-diluted basis
Jared Augustine	30,000 shares of Common Stock are held by Jared Augustine and 11,855,243 options to purchase shares of Common Stock are held by Jared Augustine	Jared Augustine holds approximately 25% of the Company on a fully-diluted basis

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community. On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B- 1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Liquidity and Capital Resources

The proceeds from the Combined Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $48,000 in cash on hand as of February 4, 2020, which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series B Preferred Stock	5,375,576 shares	Approximately $450,000 in cash	Working Capital	December 12, 2017	Section 4(a)(2)
Series B-1 Preferred Stock	15,849,607 shares	Conversion of approximately $1.85 million in outstanding convertible debt	Working Capital	December 12, 2017	Section 4(a)(2)
Series B-2 Preferred Stock	6,245,351	Approximately $1,030,482, including the conversion of approximately $100,000 in debt	Working Capital	September 18, 2019; September 19, 2019; October 11, 2019; January 6, 2020	Reg D 506(c)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 600,960 of the Securities for up to $600,960. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by April 30, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $600,960.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the April 30, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) ninety-three million five hundred eleven thousand four hundred twenty-one (93,511,421), consisting of fifty-five million nine hundred seventy-eight thousand eight hundred thirty-nine (55,978,839) shares of Common Stock, $0.0001 par value per share, 1,068,525 of which are issued are outstanding; and (ii) thirty-seven million five hundred thirty-two thousand five hundred eighty-two (37,532,582) shares of Preferred Stock, $0.0001 par value per share, 30,104,813 of which are issued and outstanding. The first Series of Preferred Stock is designated "Series A Preferred Stock" and consists of two million six hundred thirty-four thousand two hundred seventy-nine (2,634,279) shares, all of which are issued and outstanding; the second Series of Preferred Stock is designated "Series B Preferred Stock" and consists of five million three hundred seventy-five thousand five hundred seventy-six (5,375,576) shares, all of which are issued and outstanding; the third Series of Preferred Stock is designated "Series B-1 Preferred Stock" and consists of sixteen million (16,000,000) shares, 15,849,607 of which are issued and outstanding; and the fourth Series of Preferred Stock is designated "Series B-2 Preferred Stock" and shall consist of thirteen million five hundred twenty-two thousand seven hundred twenty-seven (13,522,727) shares, 6,245,351 of which are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $7,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Equity Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, the Chief Executive Officer of the Company paid for certain expenses of the Company in the normal course of business from his own resources that are reimbursed to him by the Company. Amounts to be reimbursed to him totaled $16,887 and $9,592 at December 31, 2018 and 2017, respectively. The amounts are recorded within the heading 'Accounts payable and accrued expenses' on the balance sheet.

During 2018, the Company borrowed $60,000 from the Chief Executive Officer of the Company in the form of a promissory note. The note matures 6-months from the date of the note and bears interest at 9% per annum. The Company also borrowed $100,000 from a shareholder that matures 12-months from the date of the note and bears interest at 5% per annum. Both amounts are recorded under 'Notes payable – related party' on the balance sheets.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials



THUZIO, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017



INDEPENDENT AUDITOR'S REPORT

January 31, 2020

To: Board of Directors, Thuzio, Inc.

Re: YE 2018-2017 Financial Statement Audit

We have audited the accompanying financial statements of Thuzio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

THUZIO, INC.
BALANCE SHEETS
December 31, 2018 and 2017

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 51,033	$ 294,085
Accounts receivable, net	157,310	234,590
Prepaid expenses	53,081	166,321
Total current assets	261,424	694,996
Non-current assets		
Property and equipment, net	3,296	9,263
Security deposits	-	111,874
Total non-current assets	3,296	121,137
Total assets	$ 264,720	$ 816,133
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 309,351	$ 125,220
Deferred revenue	769,925	926,178
Notes payable - related party	160,000	-
Total liabilities	1,239,276	1,051,398
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 24,009,855 authorized with $0.0001 par, 23,859,462 and 22,051,068 issued and outstanding at December 31, 2018 and 2017	2,386	2,205
Common stock, 30,000,000 authorized with $0.0001 par, 1,068,525 issued and outstanding at December 31, 2018 and 2017	107	107
Additional paid in capital	24,769,744	24,468,226
Accumulated deficit	(25,746,793)	(24,705,803)
Total stockholders' equity	(974,556)	(235,265)
Total liabilities and stockholders' equity	$ 264,720	$ 816,133

See auditor's report and accompanying notes to the financial statements.

2

THUZIO, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2018 and 2017

	2018	2017
Revenue		
Sales, net	$ 2,667,891	$ 3,206,845
Cost of sales	(1,829,452)	(2,251,065)
Gross profit	838,439	955,780
Operating expenses		
Payroll and related expenses	1,231,986	2,374,184
Stock-based compensation	149,613	290,640
General and administrative	149,062	230,074
Advertising and marketing	134,870	309,945
Professional fees	74,783	139,566
Travel	71,032	41,358
Rent	58,781	278,792
Depreciation	5,967	17,269
Total operating expenses	1,876,094	3,681,828
Loss from continuing operations	(1,037,655)	(2,726,048)
Loss from discontinued operations	-	(1,757,626)
Other income (expenses)		
Interest expense	-	(10,499)
Other expense	(4,851)	(3,246)
Other income	1,516	14,987
Total other income (expenses)	(3,335)	1,242
Net loss before income taxes	(1,040,990)	(4,482,432)
Provision for income taxes	-	-
Net loss	$ (1,040,990)	$ (4,482,432)

See auditor's report and accompanying notes to the financial statements.

3

THUZIO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2018 and 2017

| | Preferred Stock | | Common Stock | | Additional Paid in | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance on December 31, 2016	2,634,279	$ 263	1,066,150	$ 107	$ 21,322,106	$ (20,223,371)	$ 1,099,105
Shares issued for cash	3,567,182	357	2,375	-	304,328		304,685
Shares issued for settlement of debt	15,849,607	1,585			1,863,914		1,865,499
Stock-based compensation					290,640		290,640
Spinoff of JuliusWorks, Inc.					687,238		687,238
Net loss						(4,482,432)	(4,482,432)
Balance on December 31, 2017	22,051,068	2,205	1,068,525	107	24,468,226	(24,705,803)	(235,265)
Shares issued for cash	1,808,394	181			151,905		152,086
Stock-based compensation					149,613		149,613
Net loss						(1,040,990)	(1,040,990)
Balance on December 31, 2018	23,859,462	$ 2,386	1,068,525	$ 107	$ 24,769,744	$ (25,746,793)	$ (974,556)

THUZIO, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net loss	$ (1,040,990)	$ (4,482,432)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Stock issued as compensation	149,613	290,640
Depreciation	5,967	17,269
Bad debt expense	41,697	11,125
Changes in operating assets and liabilities:		
Accounts receivable, net	77,280	145,981
Prepaid expenses	71,543	(45,931)
Security deposits	111,874	(900)
Accounts payable and accrued expenses	184,131	(150,257)
Deferred revenue	(156,253)	(51,784)
Net cash used by operating activities	(555,138)	(4,266,289)
Cash flows from investing activities		
Proceeds from return of investment	-	140,000
Cash paid for purchase of property and equipment	-	(9,233)
Net cash provided by investing activities	-	130,767
Cash flows from financing activities		
Proceeds from issuance of notes payable - related party	160,000	-
Proceeds from issuance of convertible notes payable	-	2,615,174
Proceeds from issuance of preferred stock	152,086	300,000
Proceeds from issuance of common stock	-	4,685
Net cash provided by financing activities	312,086	2,919,859
Net decrease in cash	(243,052)	(1,215,663)
Cash and cash equivalents, beginning	294,085	1,509,748
Cash and cash equivalents, ending	$ 51,033	$ 294,085
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -
Noncash activities:		
Spinoff of JuliusWorks, Inc.	$ -	$ 687,238
Conversion of notes payable to preferred stock	$ -	$ 1,865,499

See auditor's report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community.

On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred, or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company offers annual subscriptions to its members-only service. Subscriptions received are recorded as deferred revenue and recognized over the subscription period. The Company receives payments up front related to future events that are recorded as deferred revenue and recognized once the event has occurred. The Company also receives sponsorship payments in advance of events to be held that are recorded as deferred revenue and recognized once the event has been taken place. At December 31, 2018 and 2017, deferred revenue for members-only subscriptions, event services and sponsorships were $769,925 and $926,178, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using price models such as discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities in the balance sheets approximate their fair value.

The following tables summarize items measured at fair market value during the years ended December 31, 2018 and 2017:

Fair value measurements during December 31, 2018:	**Level 1**	**Level 2**	**Level 3**	**Total**
Stock options	$ -	$ -	$ 9,370	$ 9,370
Total	$ -	$ –	$ 9,370	$ 9,370

Fair value measurements during December 31, 2017:	**Level 1**	**Level 2**	**Level 3**	**Total**
Stock options	$ -	$ -	$ 61,180	$ 61,180
Total	$ -	$ –	$ 61,180	$ 61,180

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No such losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company recorded an allowance for doubtful accounts of $50,489 and $11,125, respectively. During the years ended December 31, 2018 and 2017, the Company recognized bad debt expense of $41,697 and $11,125, respectively, recorded under the heading 'General and administrative' on the statements of operations.

During the years ended December 31, 2018 and 2017, approximately 39% of accounts receivable were owed to the Company by three and two customers, respectively.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized advertising costs of $134,870 and $364,625, respectively.

Investments

During the year ended December 31, 2017, the Company held 1 million shares in a private company valued at $140,000. During 2017, the Company sold their investment and received cash totaling $140,000.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees*. Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue Code. Under those provisions, the Company pays federal corporate income taxes on its taxable income (see Note 5).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 31, 2020, the date these financial statements were available to be issued. No transactions other than those mentioned in Note 4 below require disclosure in these financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $25,746,793 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable revenue sources resulting from its video and audio content, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Computer equipment	$ 34,744	$ 34,744
Furniture & equipment	6,127	6,127
	40,871	40,871
Accumulated depreciation	(37,575)	(31,608)
Property and equipment, net	$ 3,296	$ 9,263

Depreciation expense for the years ended December 31, 2018 and 2017, was $5,967 and $17,269, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Chief Executive Officer of the Company paid for certain expenses of the Company in the normal course of business from his own resources that are reimbursed to him by the Company. Amounts to be reimbursed to him totaled $16,887 and $9,592 at December 31, 2018 and 2017, respectively. The amounts are recorded within the heading 'Accounts payable and accrued expenses' on the balance sheet.

During 2018, the Company borrowed $60,000 from the Chief Executive Officer of the Company in the form of a promissory note. The note matures 6-months from the date of the note and bears interest at 9% per annum. The Company also borrowed $100,000 from a shareholder that matures 12-months from the date of the note and bears interest at 5% per annum. Both amounts are recorded under 'Notes payable – related party' on the balance sheets.

Subsequent to December 31, 2018, the Chief Executive Officer loaned the Company $52,300, the provisions of which are still being negotiated and have yet to be finalized. Also subsequent to December 31, 2018, the Company borrowed $90,000 from a shareholder that is expected to be converted to preferred stock in the next investment round.

The Company leases office space from the JuliusWorks, Inc. on a month-to-month basis at a rate of $5,000 per month.

NOTE 5 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a book loss of $25,746,793 since inception for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that may affect the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

NOTE 6 – PREFERRED STOCK

The Company has 24,009,855, $0.0001 par value shares of preferred stock authorized at December 31, 2018 and 23,634,279, $0.0001 par value shares of preferred stock authorized at December 31, 2017, which consists of 2,634,279 Series A shares, 5,375,576 Series B shares, and 16,000,000 Series B-1 shares at December 31, 2018 and 2,634,279 Series A shares, 5,000,000 Series B shares and 16,000,000 Series B-1 shares at December 31, 2017. At December 31, 2018, there were issued and outstanding Series A preferred shares, Series B preferred shares, and Series B-1 preferred shares of 2,634,279, 5,375,576 and 15,849,607 (total of 23,859,462 shares), respectively. At December 31, 2017, there were issued and outstanding Series A preferred shares, Series B preferred shares and Series B-1 preferred shares of 2,634,279, 3,567,182 and 15,849,607 (total of 22,051,068 shares), respectively.

All classes of preferred shares are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred shares during the years ended December 31, 2018 or 2017.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible into one of share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert in common stock. Liquidation preference between preferred stock is in the following order: Series B, Series B-1 and Series A.

NOTE 7 – COMMON STOCK

The Company has 30,000,000, $0.0001 par value, shares of common stock authorized at both December 31, 2018 and 2017. At both December 31, 2018 and 2017, there were issued and outstanding common shares of 1,068,525.

NOTE 8 – STOCK OPTIONS

During 2012, the Company executed the 2012 Stock Incentive Plan, which reserved 5,373,157 common shares to be issued in the form of shares, restricted shares, or stock options. During 2018 and 2017, the Company issued 4,511,973 and 79,239 stock options pursuant to the 2012 plan, respectively. These options allow the holder to purchase an equal number of common shares at various exercise prices per share. The options vest at 25% at the date they are granted with the remaining 75% vesting monthly over the next 36 months. At December 31, 2018 and 2017, there were vested stock options of 2,274,438 and 217,802, respectively. The options issued during 2018 and 2017 have no intrinsic value. The Company reserved 5,373,157 common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool.

The Company utilizes a third-party valuation service to value the share price of the Company's common stock, which the Company uses to value the options issued. The Company valued the options using the Black Scholes Merton pricing model, and resulted in stock based compensation expense of $149,613 and $290,640 as of December 31, 2018 and 2017, respectively. At December 31, 2018, $154,765 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 9.47 years.

A summary of option activity is as follows:

	Options-Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	379,761	$ 2.10	8.27
Granted	79,239	$ 2.54	9.15
Spin-off adjustment (+)	37,437	$ 1.27	8.64
Spin-off adjustment (-)	(77,273)	$ (1.60)	8.59
Expired/forfeited	(67,026)	$ (1.58)	7.86
Exercised	(875)	$ (1.00)	4.60
Outstanding December 31, 2017	351,263	$ 1.15	7.61
Granted	4,511,973	$ 0.08	9.49
Expired/forfeited	(331,481)	$ (1.14)	4.52
Exercised	-	-	-
Outstanding December 31, 2018	4,531,755	$ 0.09	9.47

NOTE 9 – SPINOFF OF JULIUSWORKS, INC.

On May 9, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. The net effect of this transaction was reflected as a noncash transaction on the statements of cash flows. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. The net activity for JuliusWorks, Inc. from January 1, 2017 through May 31, 2017 is shown as a loss from discontinued operations on the statements of operations. The following is a list of assets and liabilities assumed by JuliusWorks, Inc. in the spinoff:

Assets

Cash	$ 324
Accounts Receivable	180,652
Prepaid Expense	21,595
Security Deposits	258,938
Computer Equipment	49,998
Furniture and Equipment	8,817
Accumulated Depreciation	(36,649)
Total assets	$ 483,675

Liabilities

Accounts Payable	$ (9,710)
Accrued Expense	(6,136)
Deferred Revenue - Julius	(398,959)
Sales Tax Payable	(6,109)
Debt (Convertible Promissory Note)	(750,000)
Total liabilities	$ (1,170,913)

EXHIBIT D

Offering Page found on Intermediary's Portal.





Company Name   Thuzio

Logo



Headline   Sports events and media company

**Cover
photo**



**Hero
Image**



Tags

Sports, Entertainment, B2B, Digital Media

**Pitch
text**

Summary

- National event series featuring interviews with iconic athletes
- $2.5M in revenue in 2019
- Raised $3.2M to date from angel investors including Gary Vaynerchuk
- Founded by Tiki Barber (NY Giants), Mark Gerson, and Jared Augustine
- 200+ corporate members incl. 7 top U.S. banks and 6 top consulting firms

Problem

Fans want to meet and hear stories from athletes directly

Athletes have countless inspiring stories to tell. Sophisticated fans want to meet them and hear their first-hand accounts of the greatest moments in their professional careers. Live games often don't provide the right environment for cultivating key business relationships.

Solution

Thuzio: live sports events that inspire

We are an event and media company providing unrivaled access to sports icons and their stories. Our national event series features live interviews with professional athletes, focusing on the shared values of sports, life and business. Our event series is accessible exclusively to a business membership community that leverages our events for client engagement and networking.

Product

Events, media, and custom experiences for our members

Thuzio members have access to a national event series that will offer 100+ events across 12 US cities in 2020, including activations at the Super Bowl, NBA All-Star Weekend, the NCAA Final Four, and the NFL Draft. Thuzio events feature a professionally moderated interview with an iconic athlete, are hosted at upscale and business-friendly venues in major cities, and are wrapped in a premium hospitality experience.



Houston

CLYDE DREXLER

Tuesday, February 25, 2020
6:00 PM – 8:00 PM
The Houston Club (map)

VIEW EVENT →



Boston

BRAD MARCHAND

Wednesday, February 26, 2020
6:00 PM – 8:00 PM
The University of Massachusetts Club

VIEW EVENT →


MAR
3
Miami
TIM HARDAWAY, SR.
Tuesday, March 3, 2020
6:00 PM – 8:00 PM
Miami, FL, United States (map)
VIEW EVENT →

Members and our growing digital audience of subscribers enjoy access to exclusive video and audio content from Thuzio events, as well as custom private athlete-powered events and experiences.

Membership is tiered and can be purchased by individual professionals, small teams, or the enterprise.

Traction

$2.5M in revenue, 1.5 years after launch

- 25K+ digital subscribers
- 200+ corporate member accounts
- 5,000+ event attendees in 2019
- 100+ events planned across 12 US cities for 2020
- "Caters to the elite" - ESPN's Undefeated





THE THUZIO AUDIENCE

"GROWTH PROFESSIONALS"

MORE WSJ THAN ESPN...

1

25% Female

75% Male

39 y/o

Average Age

Powerful Decision Makers

40% C-Suite Level Executives

22% VPs

Well-connected & Ambitious

71% With 500+ LinkedIn Connections

High Spending Power

$200,000

Annual Individual Income

THUZIO


NATIONAL EVENT SERIES
10 OF THE TOP 15 DMAS
Marquee events at the Super Bowl, NFL Draft, NBA All-Star Weekend, and The Masters
Chicago
Boston
New York
Philadelphia
Washington D.C.
Las Vegas
Los Angeles
Dallas
Atlanta
Augusta
Houston
Miami
THUZIO

IN THE NEWS



Thuzio to Launch in Dallas and Washington D.C.

PR Newswire 8/7/2019



Thuzio Launches Equity Crowdfunding Campaign

PR Newswire 7/10/2019



Thuzio Hosts Exclusive Big Game Weekend Party In Atlanta February 1, 2019

PR Newswire 2/5/2019



Thuzio Party Brings Insightful Content and Networking to Super Bowl

Front Office Sports 2/01/2019

Customers

Where sports meet business

Thuzio events and content serve the "Growth Professional" - someone who constantly aims to improve and achieve in life and business. We are often found by top producers, small business owners, and/or executive leaders. Our membership base boasts seven of the top ten U.S. banks, six of the top ten U.S. consulting firms, and four of the top ten B2B SaaS companies.

" I've had season tickets and I'm offered tickets to every kind of sporting event that you could imagine. The problem is that those events are usually not that memorable. They're not something that people remember beyond a week or two. When I take clients to Thuzio events, it's just a totally unique experience. "

ANTHONY DAVENPORT
CEO,
Regal Credit Management

" Normal client entertainment is to grab a drink, take them to dinner, or go to a sporting event. Thuzio combines all of that in one event. It's just an experience that you really can't get anywhere else. We take clients, employees, job candidates, all kinds of different people to events – and every single person is blown away by the experience. "

SCOTT MACGREGOR
Founder & CEO,
SomethingNew LLC


OUR
AUDIENCE
25%
75%
Female
Male
41 y/o Average Age
in
Well-connected
& ambitious
71%
With 500+
LinkedIn Connections
Powerful
Decision Makers
40%
22%
C-Suite Level
Executives
VPs
HIGH SPENDING POWER
$200,000
ANNUAL INDIVIDUAL INCOME
THUZIO



AEG
AXA
BELVEDERE VODKA
Bloomberg
BNY MELLON
CHUBB
convene
DRAFT KINGS
Eaton Vance Investment Managers
Fidelity INVESTMENTS
Google
Insperity. Inspiring Business Performance
JPMORGAN CHASE & CO.
KPMG
Merrill Lynch Bank of America Corporation
Paul Stuart
pepsi
Tito's Handmade VODKA
UBS
verizon

THUZIO

Business Model

The business model of professional sports teams

Thuzio makes money the same way as professional teams: selling tickets, in the form of membership, and sponsorship against events and media.

Membership has tiered pricing, starting as low as $2,000 per year for the individual professional, up to $20,000 per year for the enterprise. Membership provides a block of tickets for access to events, priced generally around $200 per ticket.

Sponsorship is custom built for brands, providing a range of assets, including event branding and activations, digital acquisition marketing via email and social, sponsored video and audio content, and hospitality. Sponsorship can be purchased for individual events, or as part of an annual program. Investments range from $3,000 per event for product sponsors, to six-figure annual deals.

Thuzio's financial success is driven by event-level revenue and profitability. Revenue comes from tickets (membership) and sponsorship for an event. Expenses come from venue, catering, talent, and production costs.



In 2019, we kept our events and revenue flat, while focusing on gross margin improvement. We're thrilled to say we grew gross margins by 2x YoY.

Now armed with healthy gross margins, we look to double our event count and revenue in 2020, while pursuing increased revenue and margins per event in our 3 year plan. We believe each event can represent $100K in revenue and $50K in gross profit, as we grow our membership base for ticket redemptions and enhance sponsor value through exposure to a larger member community and digital audience.



Market

$70B U.S. sports market

Thuzio events specifically target the buyer of premium sports tickets and hospitality (making up $19B of the $70B total market). Thuzio media, serving as the go-to destination for inspirational sports content, will serve the same brands currently spending across the sports media landscape.

Competition

A unique edge to the sports event experience

There is no competing membership organization providing access to athletes and sports content. That said, we do compete with the traditional teams and leagues for spend against premium sports hospitality and sponsorship products.

Our members tell us that our event product provides a more comfortable and consistent environment for client engagement. We never have an off night.

	THUZIO EVENTS EXPERIENCE	TRADITIONAL GAME EXPERIENCE
LIVE SPORTS ENTERTAINMENT	●	●
ALL-INCLUSIVE PREMIUM HOSPITALITY	●	
LOCATIONS	PRIVATE EVENT SPACES NEAR CITY BUSINESS CENTERS	CROWDED ARENAS AND STADIUMS WITH CHALLENGING COMMUTES
DURATION	2 HOURS	3+ HOURS
MEMORABLE	ALWAYS	SOMETIMES

THUZIO

Vision

The go-to destination for inspirational sports content and events

2020 marks an important year of growth for Thuzio. We will double our event count (100), open 4 new markets (Miami, Atlanta, Las Vegas, and San Francisco), bringing us to 12 total. We'll also launch our content platform, providing access to our video library and podcast.

By 2022, we aim to be producing 300 events, across 30 U.S. and international markets, serving millions of digital subscribers and thousands of corporate members. This plan would generate $25M+ of revenue and $5M+ of EBITDA.

We raised $1M this past summer (2019) to expand events and the sales and marketing organization. Now we're raising up to an additional $600,960 to invest in our content platform.

We're just getting started...

Investors

Raised $3.2M to date from angel investors including Gary V and David Falk

- Thuzio events and media, as it exists today, is nearly 3 years old, and has raised $3.2M, starting with a $1.8M note in 2017, when the company became independent. We subsequently raised $400K in an equity round in December 2017, priced at $2.5M post. Most recently, we raised $1M in equity financing this past summer at a $5M pre-money valuation.

- Thuzio, Inc. was founded in 2012 by Tiki Barber (NY Giants), Mark Gerson (GLG) and Jared Augustine (Seamless/GrubHub), aiming to solve a problem recognized by Tiki; it was difficult if not impossible for most people to access professional athletes for engagements.

- We built an online database of sports influencers, making them accessible for live appearances and social media activations. We raised $20M+ of venture funding into the business and overtime grew the database to include influencers from all genres. Today, we're thrilled to say the original database business exists under the brand, "Julius", a leading influencer marketing software company.

- Along the journey, we started hosting events with our business and athlete networks, to show the power of these interactions first-hand. The feedback was overwhelming positive from all parties. We asked the question – what if you could buy a version of season tickets to access events with professional athletes all year round? We decided this could be a very special and valuable concept, and in July of 2017, we spun-out the the event business as a stand-alone company, carrying the original brand of "Thuzio".

Founders

Jared Augustine



Jared Augustine is the CEO and Co-Founder of Thuzio, and the Founder of Julius. A veteran of NYC startups, Jared led market expansion efforts as an early executive at SeamlessWeb, which was acquired by Aramark, and later merged with GrubHub. He also led sales and operations for Group Commerce, a daily-deal software provider to digital publishers, which later merged with Nimble Commerce. Jared graduated from the University of Delaware with a BA in Business Administration.

Mark Gerson



Mark Gerson is a co-founder of GLG. He is the Chairman of United Hatzalah, the network of first responders that treat victims of pre-hospital trauma in Israel, and the co-founder and Chairman of the Africa Mission Healthcare Foundation, which supports the work of medical missionaries performing clinical care throughout Africa. In addition, Mr. Gerson Chairman of Axial Markets and author of The Neoconservative Vision: From the Cold War to the Culture Wars (Madison Books: 1996) and In the Classroom: Dispatches from an Inner-City School That Works (Free Press: 1997). He graduated summa cum laude from Williams College and received his JD from Yale Law School.

Tiki Barber



Tiki Barber has a wide variety of professional experiences including being a three time Pro Bowl Running Back during his ten year career with the New York Giants, as well as many other roles as an author, TV analyst, businessman and corporate spokesman. Tiki's work includes being a correspondent for NBC News and Sports, Sirius Satellite radio host, author of nine children's books, and a director at First Global Xpress, an international shipping company.Tiki graduated from the University of Virginia McIntire School of Commerce, concentrating in Management Information System (Phi Eta Sigma Honor Society) prior to being drafted by the Giants in 1997.

Team

   Jared Augustine   Founder

Perks

$1,000	2 tickets to any Thuzio event nationwide (good for 1 year from issue)
$2,500	4 tickets to any Thuzio event nationwide (good for 1 year from issue)
$5,000	10 tickets to any Thuzio event nationwide (good for 1 year from issue)
$10,000	Free "Professional +1" Membership (provides access to any Thuzio event nationwide with up to 1 guest - good for 1 year from issue)

FAQ

How long has Thuzio been around, and what is Julius?

Thuzio events and media is nearly 3 years old and is the 2nd of two businesses started by the same group of co-founders, Tiki Barber, Mark Gerson, and Jared Augustine.

Thuzio, Inc. was founded in 2012 by Tiki Barber (NY Giants), Mark Gerson (GLG) and Jared Augustine (Seamless/GrubHub), aiming to solve a problem recognized by Tiki; it was difficult if not impossible for most people to access professional athletes for engagements.

We built an online database of sports influencers, making them accessible for live appearances and social media activations. We raised $20M+ of venture funding into the business and overtime grew the database to include influencers from all genres. Today, we're thrilled to say the original database business exists under the brand, "Julius", a leading influencer marketing software company.

Along the journey, we started hosting events with our business and athlete networks, to show the power of these interactions first-hand. The feedback was overwhelming positive from all parties. We asked the question – what if you could buy a version of season tickets to access events with professional athletes all year round? We decided this could be a very special and valuable concept, and in July of 2017, we spun-out the the event business as a stand-alone company, carrying the original brand of "Thuzio".

Does Thuzio represent athletes?

No, we do not. We are buyers and contract with athletes for our owned and operated event series and for custom events for our members.

How can I learn more about Thuzio?	Check out our website www.thuzio.com and Vimeo page www.vimeo.com/thuzioevents
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THUZIO, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE, 2020], Thuzio, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $7,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity**

Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000[1] cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

---

[1] Thuzio to confirm.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

THUZIO, INC.
By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$, 2020 between Thuzio, Inc., a Delaware, corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:

Date

INTERMEDIARY:

By:
Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date

EXHIBIT F
Video Transcript

Being in front of a Thuzio crowd. Why is it beneficial? You have a bunch of like minded people all in different sectors of the market. There are also people who will want to move ahead and they want to understand how the world is changing, how they can encompass that and what they're doing, but yet keep the fundamentals of business.

Somebody gave you a hundred million dollars, would you, I mean. You going to have a grape with them?

I didn't go to college, so now all these kids that I thought were dumb in school, I'm serving them shrimp or lobster and I'm embarrassed.

People think of the trial as this transformational moment in terms of media and the 24 hour news cycle.

We take clients, we take my employees, all kinds of different people to events and every single one is blown away by the experience.

Thuzio provides an opportunity to really interface with people who've been, in some cases, childhood idols.

Anybody can buy my clients a steak and a nice bottle of wine and quite frankly, two days later they're not going to remember it. If I'm going to spend my time and my money entertaining, I rather be memorable.

Thuzio is really on the forefront of supporting alive, in person experience and a platform to do that with consistency and excellence.

What did you say to him?

I don't even remember. I mean, I just, I know I walked out there and I said, "You're getting the hook. We're going to the bullpen." And then that happened. It's like ...

Was he crying?

Oh man. I mean he was boo-hooing, like he was six and he just fell off his bike and scratched his knee up. And I mean, I'm patting him. I gave him a kiss on the cheek, I don't think y'all saw it. I'm like, "My goodness." And he kept squeezing me harder. I was pulled away for a second. But it was awesome. I mean, that was one of my favorite moments looking back over my career.

And what's great about that is, a little story behind that is I think in the third inning maybe or fourth inning, Joe comes to me and says, "We're going to get Moe in this game." And he said, "I want you and Jeter to go get him."

And I was like, "Ooh, no." I mean, I'm just, I'm so scared. I don't ever want to show up another team or I don't like a lot of attention. I don't like to have attention drawn to me at all, because it makes me kind of uncomfortable. And so I was like, "Ooh, I don't know about that."

And so he's like, "All right, well just think about it." And so sitting there and then CC hears Joe talking to me about that, and I asked, I said, "What do you think, man?" He goes, "Are you stupid? Yes. Do that." So CC's like, "Dude, you've got to do it." And then the guys on the bench are like, "You got to do it. You got to do that? That'd be awesome." So everybody's kind of trying to talk me into it.

And so I go down, I'm talking to Derek, I'm like, "What do you think?" He's kind of like me. He's like, "Dude, I don't know." Yeah. So Mariano ends up getting in the game and Joe's kind of going back and forth, like, "What do you think?" And so he goes, Joe tells me, he goes, "Go talk to Mariano."

So Mariano's elbows killing him. I think it's towards the end of season, his elbow's killing him. Well, when he gets out, he comes off the mound. I don't remember what inning exactly it was in, maybe seventh or eighth. He goes up to the trainer room. So Joe's like, "Go find out if he wants to go back out. And I want the crowd to be able to acknowledge him. Or if he just wants to come off after the inning."

And so I go in there and Mo's getting a massage. And I walk in the training room and I'm like, "Joe wants to know if you want to come out in the middle of the inning or you want to finish the inning."

And he's like, "Shut up." He he starts yelling at me. He's like, "Just tell Joe to make up his mind." In his broken up language, he's like, "You tell Joe to make the decision." He's like, "You tell Joe to do do whatever he wants to do with me."

I'm like, "Okay." So I mean, so I go back out to Joe and I'm like, "Joe, he said he doesn't care how you do it. Whatever you want to do, you take him out in the middle of the inning or let him walk off."

So Joe's like, "Will y'all go pull him up?" And so we say yes. So that's kind of the backstory to that. And it ends up, we go out there in the middle of the inning, which was definitely the right decision. Obviously, Joe, made the right call on that and pull him out. And so man, it was just, that was a special moment. We had been through so much. Me and Moe came up through the minor leagues together. I mean, we were in the Gulf Coast League together in 1991. And this, just after all those years, it is just amazing to see the career that he had, and Derek, just first bout Hall of Famers, pretty awesome to see.